UNITED STATES
SECURITIES AND EXCHANGE COMMISSION
Washington, D.C. 20549

FORM 6-K

Report of Foreign Private Issuer
Pursuant to Rule 13a-16 or 15d-16 of
The Securities Exchange Act of 1934

For the month of October 2009

Compugen Ltd.
(Translation of registrant’s name into English)

72 Pinchas Rosen Street, Tel-Aviv 69512, Israel
(Address of principal executive offices)

        Indicate by check mark whether the registrant files or will file annual reports under cover Form 20-F or Form 40-F.

Form 20-F ☒ Form 40-F ☐

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(1):______

        Indicate by check mark if the registrant is submitting the Form 6-K in paper as permitted by Regulation S-T Rule 101(b)(7):______

        Indicate by check mark whether the registrant by furnishing the information contained in this form is also thereby furnishing the information to the Commission pursuant to Rule 12g3-2(b) under the Securities Exchange Act of 1934.

Yes ☐ No ☒

        If “Yes” is marked, indicate below the file number assigned to the registrant in connection with Rule 12g3-2(b): N/A

EXPLANATORY NOTE

        Compugen Ltd. (the “Registrant”) is furnishing on this Form 6-K its unaudited interim consolidated financial statements for the nine months ended September 30, 2009 and September 30, 2008 and the related Operating and Financial Review and Prospects for such periods.

        In addition, the Registrant entered into a Controlled Equity Offering Sales Agreement (the “Agreement”), dated October 30, 2009, by and between the Registrant and Cantor Fitzgerald & Co.

        Attached hereto and incorporated herein are the following items:

1.	Unaudited interim consolidated financial results, attached as Exhibit 1 hereto.

2.	Operating and Financial Review and Prospects for the nine months ended September 30, 2009 and September 30, 2008, attached as Exhibit 2 hereto.

3.	Controlled Equity Offering Sales Agreement, dated October 30, 2009, by and between the Registrant and Cantor Fitzgerald & Co., attached as Exhibit 3 hereto.

        This report on Form 6-K is hereby incorporated by reference in the Registration Statement on Form F-3 (Registration No. 333-161241), as amended and supplemented from time to time, filed by the Registrant.

SIGNATURES

        Pursuant to the requirements of the Securities Exchange Act of 1934, the registrant has duly caused this report to be signed on its behalf by the undersigned, thereunto duly authorized.

COMPUGEN LTD. (Registrant) By: /s/ Dikla Czaczkes Axselbrad —————————————— Dikla Czaczkes Axselbrad Chief Financial Officer

Date: October 30, 2009